EXHIBIT 99.5

Disclosure of Transactions in Own Shares

Paris, March 14, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 7, 2019 to March 13, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
07.03.2019	255,491	50.9170	13,008,834	XPAR
07.03.2019	36,568	50.9424	1,862,861	BATE
07.03.2019	95,121	50.9204	4,843,602	CHIX
07.03.2019	-	-	-	TRQX
08.03.2019	442,819	50.5496	22,384,307	XPAR
08.03.2019	58,165	50.5681	2,941,294	BATE
08.03.2019	151,695	50.5904	7,674,315	CHIX
08.03.2019	-	-	-	TRQX
11.03.2019	124,149	50.7074	6,295,278	XPAR
11.03.2019	18,285	50.6952	926,962	BATE
11.03.2019	54,793	50.6949	2,777,726	CHIX
11.03.2019	-	-	-	TRQX
12.03.2019	141,263	50.5395	7,139,363	XPAR
12.03.2019	19,039	50.5333	962,103	BATE
12.03.2019	57,347	50.5421	2,898,438	CHIX
12.03.2019	-	-	-	TRQX
13.03.2019	62,185	51.0413	3,174,002	XPAR
13.03.2019	8,551	51.0213	436,283	BATE
13.03.2019	27,237	51.0226	1,389,703	CHIX
13.03.2019	-	-	-	TRQX
Total	1,552,708	50.6953	78,715,071

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com